December 16, 2010	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com

Via Overnight Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chanda DeLong, Staff Attorney

Julie Rizzo, Attorney-Advisor

Re:	Capital One Auto Receivables, LLC

Registration Statement on Form S-3

Filed May 17, 2010

File No. 333-166977

On behalf of Capital One Auto Receivables, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated June 16, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the above captioned Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on May 20, 2010, as well as two clean copies of Amendment No. 1 and the related Exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 1.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

December 16, 2010

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

We confirm that the Depositor and each issuing entity previously established, directly or indirectly, by the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Attached as Exhibit A to this letter is a list of affiliates of the depositor that have offered a class of asset-backed securities involving auto loans since January 1, 2005, together with their respective CIK codes. Please note that Onyx Acceptance Corporation and its affiliates, including Onyx Acceptance Financial Corporation, were acquired by Capital One Auto Finance, Inc. (the parent of the depositor) pursuant to a merger transaction that closed in January 2005.

2.	Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB. To the extent your disclosure, such as under The Notes section on page S-31 and The Transfer Agreements and the Indenture section on page S-34 in the prospectus supplement, states that you will file any documents “after we issue the notes,” please revise your disclosure accordingly.

Response

We confirm that the Depositor will file finalized agreements (which may be unexecuted as provided by Instruction 1 of Item 601 of Regulation S-K) simultaneously with or prior to the filing of the final prospectus by post-effective amendment as an exhibit to the Registration Statement or under cover of Form 8-K and incorporated by reference into the Registration Statement (although we reserve the right to adjust the timing of these filings should the Staff’s position change or be

December 16, 2010

superseded by rule making). We have revised pages S-31 and S-35 of the prospectus supplement accordingly.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Response

We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response

We confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

Risk Factors, page S-12

5.	Please create a risk factor to discuss the general issues with respect to the ABS market and the specific issues with respect to the securitization of motor vehicle installment loans in light of the current credit market conditions.

Response

We have revised the Risk Factors on page S-12 of the prospectus supplement and on page 7 of the base prospectus to include a discussion of the general issues with respect to the ABS market and the specific issues with respect to the securitization of motor vehicle installment loans in light of current credit market conditions.

December 16, 2010

The Receivables Pool page S-22

6.	We note your statement that FICO scores are based on independent third party information, “the accuracy of which cannot be verified.” Please delete this disclaimer, as it is not appropriate in a registration statement.

Response

We have revised the disclaimer on page S-22 of the prospectus supplement.

The Transfer Agreements and the Indenture, page S-34

Extensions of Receivables Final Payment Dates, page S-40

7.	It appears that you contemplate including loans that have been modified in the asset pool. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in both the Summary of Terms section and The Receivables Pool section of the prospectus supplement.

Response

We have revised the disclosure on pages S-7 and S-25 of the prospectus supplement accordingly.

Forward-Looking Statements, page S-48

8.	Since the Private Securities Litigation Reform Act does not apply to initial public offerings, either delete the first sentence of this section or revise. Similarly revise page 67 of the base prospectus.

Response

We have revised the disclosure on page S-48 of the prospectus supplement and page 71 of the base prospectus accordingly.

Prospectus

Origination and Servicing Procedures, page 10

Origination; Origination Channels, page 11

9.	We note your disclosure in the fifth paragraph of this section. Please advise whether the asset pool will include any loans that would be exceptions to the underwriting criteria. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in both the Summary of Terms section and The Receivables Pool section of the prospectus supplement.

December 16, 2010

Response

We revised the disclosure on pages S-7 and S-25 of the prospectus supplement and on pages 14 – 15 of the base prospectus accordingly.

The Securities, page 19

The Notes, page 19

10.	We note your statement that each class of notes may have a “fixed, variable or adjustable interest rate” that will be specified in the applicable prospectus supplement. Please revise to specify the indices that may be used to determine the interest rate on the notes. Please similarly revise The Certificates section on page 20. Refer to Item 1113(a)(3) of Regulation AB.

Response

We have revised the disclosure on pages 21 and 22 of the base prospectus accordingly.

11.	We note that in the last paragraph of this section and on page 21 of the base prospectus your statement that the issuing entity may issue securities from time to time and use the proceeds of this issuance to make principal payments on other classes of securities of that series. Given the disclosures noted above, please provide us with your analysis as to why you are not a series trust or delete these references.

Response

We have revised the disclosure on pages 22 and 23 of the base prospectus to delete these references.

Revolving Period and Amortization Period, page 21

12.	Please revise this section to disclose the maximum amount of additional assets that may be acquired during the revolving period. Refer to Item 1111(g)(3) of Regulation AB.

Response

We have revised this section to include a reference to the maximum amount of additional receivables that may be acquired by the issuing entity during the revolving period, if applicable.

The Transaction Documents, page 31

Credit and Cash Flow Enhancement, page 34

December 16, 2010

13.	Please revise this section to provide a brief summary of the credit or cash flow enhancement that is provided by each of the items listed in the second sentence of this section.

Response

We have revised this section to provide a brief summary of the credit or cash flow enhancement that is provided by each of the items listed in the second sentence of this section.

14.	We note the last sentence of this section. Please advise as to how a form of credit enhancement may cover more than one series of securities. Alternatively, delete this statement.

Response

We have revised the applicable disclosure on pages 37 and 38 of the base prospectus to delete references to the credit enhancement of one series of securities being available to other series.

* * * * *

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Jon D. Van Gorp at (312) 701-7091, or Christopher B. Horn at (212) 506-2390. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Jon D. Van Gorp

Jon D. Van Gorp

cc:	Amy Campbell, Esq.

December 16, 2010

EXHIBIT A

LIST OF AFFILIATES AND CIK CODES

Name of Affiliate	CIK Code
Capital One Prime Auto Receivables Trust 2007-2	0001412589

Capital One Prime Auto Receivables Trust 2007-1	0001402314

Capital One Prime Auto Receivables Trust 2006-2	0001373809

Capital One Prime Auto Receivables Trust 2006-1	0001350380

Capital One Prime Auto Receivables Trust 2005-1	0001336891

Capital One Auto Finance Trust 2007-C	0001410017

Capital One Auto Finance Trust 2007-B	0001397330

Capital One Auto Finance Trust 2007-A	0001386808

Capital One Auto Finance Trust 2006-C	0001379210

Capital One Auto Finance Trust 2006-B	0001369043

Capital One Auto Finance Trust 2006-A	0001356879

Capital One Auto Finance Trust 2005-C	0001340552

Capital One Auto Finance Trust 2005-B-SS	0001327444

Capital One Auto Finance Trust 2005-A	0001322103

December 16, 2010

Onyx Acceptance Financial Corporation	0000927764

Onyx Acceptance Owner Trust 2005-B	0001332759

Onyx Acceptance Owner Trust 2005-A	0001317708